Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED JULY 15, 2021

TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;

•	to disclose the transaction price for each class of our common stock as of August 1, 2021;

•	to disclose the calculation of our June 30, 2021 NAV per share for all share classes;

•	to provide an update on the status of our current public offering (the “Offering”); and

•	to otherwise update the Prospectus.

Portfolio Update

For the month ended June 30, 2021, BREIT’s Class S NAV per share increased $0.19, from $12.44 as of May 31, 2021 to $12.63 as of June 30, 2021.1 This price movement was primarily attributable to increases in the value of our industrial and multifamily properties.

As the economic recovery continues to progress, we are encouraged by the strong performance of our real estate portfolio as a result of BREIT’s sector and market selection.

In addition, we continue to identify differentiated opportunities to acquire high-quality, income-generating assets in growth markets and have invested or committed $30 billion year-to-date.2 For example, on June 22, 2021, BREIT entered into an agreement to acquire Home Partners of America (“HPA”), valuing the company at $6.0 billion. HPA is one of the largest private owners and operators of single‐family rental (“SFR”) homes in the United States, with a high-quality portfolio of over 17,000 homes across the country. The portfolio is concentrated in growth markets such as Atlanta, Dallas, Denver, Seattle and Tampa, with a current occupancy rate of 98%. The SFR sector is benefitting from attractive supply-demand fundamentals with supply remaining lower than new household formations over the past decade and demand benefitting from strong demographic tailwinds. We believe Blackstone Real Estate’s substantial experience with residential rental properties and commitment to acting responsibly to support residents will bring valuable perspective and best-in-class operating standards to the ownership and maintenance of these homes. The transaction is expected to close in the third quarter of 2021, subject to customary closing conditions.

Further, on July 14, 2021, BREIT entered into an agreement to acquire from American International Group, Inc. (“AIG”) its interests in a U.S. affordable housing portfolio for a $5.1 billion equity purchase price, plus the assumption of debt. BREIT’s proposed investment reflects a majority economic interest in a series of partnerships that own 678 affordable housing communities totaling approximately 83,000 apartments located throughout the U.S.3 The portfolio consists of primarily suburban, garden-style properties concentrated in growth markets in California, Colorado, Texas and Virginia and has maintained high occupancy (96% 10-year average). AIG’s U.S. housing portfolio was originally developed under the Federal Low Income Housing Tax Credit (LIHTC), and existing regulatory and rent restrictions apply to 100% of the properties BREIT will acquire. The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions and approvals.4

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

August 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2021 (and repurchases as of July 31, 2021) is as follows:

[1]	BREIT’s Class I NAV per share increased from $12.41 to $12.61, BREIT’s Class T NAV per share increased from $12.23 to $12.43 and BREIT’s Class D NAV per share increased from $12.24 to $12.43.
[2]	Represents closed or committed real estate and real estate debt investments as of July 14, 2021.
[3]	Various third-party operators hold stakes in the individual properties in the portfolio to varying degrees.
[4]	There can be no assurance that this transaction will close as expected or at all. If the agreement is terminated under certain conditions, AIG will be entitled to retain a $500 million cash deposit.

Transaction Price (per share)
Class S	$12.6302
Class I	$12.6072
Class T	$12.4301
Class D	$12.4303

The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since June 30, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2021 ($ and shares in thousands):

Components of NAV	June 30, 2021
Investments in real estate	$42,447,750
Investments in real estate debt	5,729,378
Investments in unconsolidated entities	1,353,668
Cash and cash equivalents	1,680,991
Restricted cash	2,243,237
Other assets	2,190,725
Mortgage notes, term loans, and revolving credit facilities, net	(19,715,052)
Secured financings on investments in real estate debt	(350,598)
Subscriptions received in advance	(2,072,884)
Other liabilities	(1,048,171)
Accrued performance participation allocation	(442,588)
Management fee payable	(33,549)
Accrued stockholder servicing fees (1)	(9,072)
Non-controlling interests in joint ventures	(377,599)
Net asset value	$31,596,236
Number of outstanding shares/units	2,507,783

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2021, the Company has accrued under GAAP $828.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$11,642,954	$16,720,508	$623,842	$2,256,180	$352,752	$31,596,236
Number of outstanding shares/units	921,838	1,326,271	50,188	181,506	27,980	2,507,783
NAV Per Share/Unit as of June 30, 2021	$12.6302	$12.6072	$12.4301	$12.4303	$12.6072

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.2%	4.9%
Industrial	6.5%	5.0%
Net lease	7.0%	6.5%
Hospitality	9.2%	9.5%
Self Storage	7.0%	5.5%
Retail	7.6%	6.3%
Office	6.7%	5.5%

____________

(1)	Multifamily includes student housing and manufactured housing

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hospitality	Self Storage	Retail	Office
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+2.0%	+1.8%	+2.5%	+1.8%	+1.9%
(weighted average)	0.25% increase	(1.9%)	(2.2%)	(1.5%)	(1.7%)	(1.2%)	(1.8%)	(1.9%)
Exit Capitalization Rate	0.25% decrease	+3.4%	+3.2%	+2.3%	+1.4%	+2.8%	+2.3%	+3.2%
(weighted average)	0.25% increase	(3.1%)	(3.6%)	(1.9%)	(1.3%)	(2.8%)	(2.3%)	(2.9%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2021 ($ and shares in thousands):

Components of NAV	May 31, 2021
Investments in real estate	$41,205,996
Investments in real estate debt	5,591,240
Investments in unconsolidated entities	1,333,767
Cash and cash equivalents	686,868
Restricted cash	1,834,114
Other assets	1,701,978
Mortgage notes, term loans, and revolving credit facilities, net	(19,693,419)
Secured financings on investments in real estate debt	(514,475)
Subscriptions received in advance	(1,639,629)
Other liabilities	(760,211)
Accrued performance participation allocation	(348,267)
Management fee payable	(30,733)
Accrued stockholder servicing fees (1)	(8,771)
Non-controlling interests in joint ventures	(360,685)
Net asset value	$28,997,773
Number of outstanding shares/units	2,337,942

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2021, the Company has accrued under GAAP $778.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$10,887,311	$15,092,619	$600,853	$2,069,022	$347,968	$28,997,773
Number of outstanding shares/units	875,506	1,216,288	49,127	168,979	28,042	2,337,942
NAV Per Share/Unit as of May 31, 2021	$12.4355	$12.4088	$12.2307	$12.2443	$12.4088

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 517,664,969 shares of our common stock (consisting of 225,787,878 Class S Shares, 225,998,940 Class I Shares, 5,930,397 Class T Shares, and 59,947,754 Class D Shares) in the primary offering for total proceeds of $6.2 billion and (ii) 18,997,180 shares of our common stock (consisting of 9,943,245 Class S Shares, 6,676,548 Class I Shares, 559,654 Class T Shares, and 1,817,733 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.2 billion. As of June 30, 2021, our aggregate NAV was $31.6 billon. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Prospectus Summary

Risk Factors

The following disclosure is added as a new risk factor in the section of the Prospectus titled “Risk Factors—General Risks Related to Investments in Real Estate” and all other similar disclosure in the Prospectus:

Government housing regulations may limit the opportunities at some of the government-assisted housing properties we invest in, and failure to comply with resident qualification requirements may result in financial penalties and/or loss of benefits, such as rental revenues paid by government agencies.

To the extent that we invest in government-assisted housing, we may acquire properties that benefit from governmental programs intended to provide affordable housing to individuals with low or moderate incomes. These programs, which are typically administered by the U.S. Department of Housing and Urban Development (“HUD”) or state housing finance agencies, typically provide mortgage insurance, favorable financing terms, tax credits or rental assistance payments to property owners. As a condition of the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts and impose restrictions on resident incomes. Failure to comply with these requirements and restrictions may result in financial penalties or loss of benefits. In addition, we will typically need to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted property.

Net Asset Value Calculation and Valuation Guidelines

The following disclosure supersedes and replaces the second, third and fourth paragraphs of the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments—Consolidated Properties” and all other similar disclosure in the Prospectus:

Each property will be valued by an independent third-party appraisal firm annually. Annual appraisals may be delayed for a short period in exceptional circumstances. Notwithstanding the foregoing, each of the Company’s single family rental housing (“SFR”) portfolios will be appraised at the same time on an annual basis. Homes purchased after the annual SFR appraisal will be appraised as part of the subsequent year’s SFR appraisal. Properties purchased or treated as a portfolio may be valued as a single asset. In certain cases, such as SFR, homes may be valued as portfolios determined by the Adviser based on the characteristics and geographical basis of the underlying properties. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice, or the similar industry standard for the country where the property appraisal is conducted, and reviewed by our independent valuation advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated range of gross market value of the property. Concurrent with the appraisal process, the Adviser values each property and, taking into account the appraisal, among other factors, determines the appropriate valuation within the range provided by the independent third-party appraisal firm. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute) or similar designation or, for international appraisals, a public or other certified expert for real estate valuations. We believe our policy of obtaining appraisals by independent third parties will meaningfully enhance the accuracy of our NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with our valuation guidelines and will not be considered in the Adviser’s valuation of the applicable property until our independent valuation advisor has confirmed the reasonableness of such appraisal.

The Adviser will value our properties monthly, based on current material market data and other information deemed relevant, with review and confirmation for reasonableness by our independent valuation advisor. When an annual appraisal is received, our valuations will fall within range of the third-party appraisal; however, updates to valuations thereafter may be outside of the range of values provided in the most recent third-party appraisal. Although monthly reviews of each of our real property valuations will be performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by the Adviser, including historical or forecasted operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned estimated capital expenditures, the then-most recent annual third-party appraisals, and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor.

The Adviser will monitor our properties for events that the Adviser believes may be expected to have a material impact on the most recent estimated values of such property, and will notify our independent valuation advisor of such events. If, in the opinion of the Adviser, an event becomes known to the Adviser (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, the Adviser will adjust the valuation of such properties, subject to the review and confirmation for reasonableness of our independent valuation advisor. If deemed appropriate by the Adviser or our independent valuation advisor, any necessary adjustment will be determined as soon as practicable. Annual appraisals may also trigger an adjustment in the value of a property when received.

The following disclosure supersedes and replaces the first sentence of the eighth paragraph of the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments—Consolidated Properties” and all other similar disclosure in the Prospectus:

In conducting their investigations and analyses, our independent valuation advisor and other independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us, such as (i) historical or forecasted operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned estimated capital expenditures; and (v) any other information relevant to valuing the real estate property.